Exhibit 99.1

Notice of the Annual General Meeting
to be held on 26th May 2011

Elan Corporation, plc

(The “Company”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt about the action to be taken, please immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an adviser authorised or exempted under the Investment Intermediaries Act, 1995 or the European Communities (Markets in Financial Instruments Directive) Regulations, 2007 (No.’s 1 to 3)).

If you have sold or otherwise transferred all of your shares in the Company, you should at once pass this document and the enclosed Form of Proxy to the purchaser or transferee or to the stockbroker or other agent through whom the sale was effected, for transmission to the purchaser or transferee.

To holders of Ordinary Shares and “B” Executive Shares and, for information only, to the holder of the Executive Shares.

Elan Corporation, plc Notice of Annual General Meeting

To holders of Ordinary Shares and “B” Executive Shares and, for information only, to the holder of the Executive Shares.

Dear Shareholder

The annual general meeting (the “AGM” or the “Meeting”) of the Company will be held at the Conrad Hotel, Dublin 2, Ireland at 10.00am on Thursday, 26th May 2011. The notice of the Meeting is attached and you are cordially invited to attend.

The ordinary business to be transacted at the Meeting is referred to in Resolutions 1 to 7.

Under the terms of our articles of association, directors serve for a term of three years expiring at the annual general meeting in the third year following their election, or as the case may be, their re-election at an AGM. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. As a result of both of these requirements, Giles Kerr, Kieran McGowan, Kyran McLaughlin and Dennis Selkoe are standing for re-election at this year’s AGM. Additionally, as I was appointed to the board since last year’s AGM, I am also standing for election. Jonas Frick will not be seeking re-election at this year’s AGM and so will retire from the Board at the conclusion of the AGM. I would like to thank Jonas for his service on, and contribution to the Board and I wish him well in the future. The Company intends to implement the requirements of the 2010 UK Governance Code in respect of the annual election of all directors commencing with the 2012 AGM.

The Board has reviewed the performance of each director standing for re-election and confirms that they continue to contribute effectively and demonstrate commitment to the role and therefore recommends that shareholders vote in favour of their re-election. In January 2011, the board reviewed the independence of each of the independent directors, including those who have served for more than nine years, and it affirmatively determined that each of the directors who were standing for election or re-election was considered to be independent in accordance with the terms of the Company’s corporate governance guidelines. A biography of each of the directors standing for election or re-election is contained on pages 62 to 65 of the 2010 annual report.

The Directors propose that the special business as set out in Resolutions 8 to 12 in the notice be transacted at the Meeting for the purposes as set out below.

RESOLUTION 8

Resolution 8 will give the Directors general authority under Section 20 of the Companies (Amendment) Act 1983 for a period of 5 years to allot shares up to an amount equal to the authorised but unissued share capital of the Company at the close of business on the date of the Meeting. We seek to renew this authority annually which is considered best practice in accordance with certain corporate governance guidelines. Under this authority, if granted, the Directors would be authorised to issue new shares up to a nominal value of €9,814,224 which is equal to approximately 33.5% of the issued ordinary share capital as at 13th April 2011, being the latest practicable date prior to the issue of this document. The Directors have currently no intention to issue shares pursuant to this authority except for issues of Ordinary Shares under the Company’s equity plans. There are no treasury shares in issue.

RESOLUTION 9

This Resolution proposes giving the Directors power under Section 24 of the Companies (Amendment) Act 1983 to allot shares for cash up to a maximum of 30 million shares without first offering them to holders of Ordinary Shares. This represents approximately 5% of the issued ordinary share capital of the Company as at 13th April 2011, being the latest practicable date prior to the issue of this document. Resolution 9 is conditional upon the passing of Resolution 8.

RESOLUTIONS 10 and 11

These Resolutions deal with the Company’s ability to purchase and sell its own shares. Resolution 10, if passed, will authorise the Company and its subsidiaries, until the earlier of the date of the next AGM or 25th November 2012, to purchase at a price in line with the formula laid out in the text of the Resolution, up to 15% of the

Elan Corporation, plc Notice of Annual General Meeting

Company’s own shares in issue as of the date of this year’s AGM. Resolution 11, if passed, will set the price range within which the Company may re-issue treasury shares off-market at a price in line with the formula laid out in the text of the Resolution. The Directors have no present intention of exercising the authority to purchase own shares. No decision has been made as to whether any Ordinary Shares which may be repurchased under this authority would be cancelled or held as treasury shares. As at 13th April 2011, being the latest practicable date prior to the issue of this document, there are 20,478,283 options to subscribe for Ordinary Shares outstanding representing 3.5% of the issued ordinary share capital. If the re-purchase authority were to be exercised in full, the shares subject to these options would represent approximately 4.1% of the Company’s issued share capital.

RESOLUTION 12

The Company’s articles of association permit the calling of general meetings, other than an annual general meeting or meeting for the passing of a special resolution, on fourteen days notice. The implementation in Ireland of the EU Shareholders Rights Directive in August 2009 increased the notice period for all general meetings to twenty-one days unless the lesser notice period of fourteen days has been approved by the Company’s shareholders. The purpose of Resolution 12 is to preserve this ability to call appropriate general meetings, other than an annual general meeting or meeting for the passing of a special resolution, on fourteen days notice. The approval will be effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed.

HOW TO BE REPRESENTED AT THE MEETING

Your vote is important, regardless of the number of shares you own. We encourage you to vote your shares as soon as possible by completing, signing and returning the enclosed proxy form in the envelope provided. Please note the following deadlines for voting by proxy:

•	Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, The Bank of New York Mellon, no later than close of business on Thursday, 19th May 2011. Details of how to vote by telephone or over the Internet are also provided on the proxy form.

•	Holders of American Depositary Shares in street name accounts should follow the instructions provided by their bank or broker custodian.

•	Proxies representing registered holders of Ordinary Shares must be received by the Registrar, Computershare Investor Services (Ireland) Limited, no later than 10.00am on Tuesday, 24th May 2011.

Returning the proxy form will not preclude a registered holder of Ordinary Shares from attending the meeting and voting in person if he or she wishes to do so.

The Directors consider the Resolutions to be in the best interests of the Company and its shareholders as a whole and accordingly unanimously recommend shareholders to vote in favour of each one. The Directors, who own 0.16% of the issued ordinary share capital of the Company (923,643 Ordinary Shares) see their interests as directly aligned with fellow shareholders and will vote to pass each Resolution.

Yours faithfully

Robert A. Ingram, Chairman

15th April 2011

Elan Corporation, plc Notice of Annual General Meeting

YOUR VOTE IS IMPORTANT

If you have any questions about how to vote your shares, please contact:

For registered holders of Ordinary Shares:
Computershare Investor Services (Ireland) Limited
Dedicated Helpline: +353 1 447 5107
www.eproxyappointment.com

For holders of American Depositary Shares:
Innisfree M&A Incorporated
Toll-free from the US and Canada: 1-877-750-9498
Free-phone from Ireland and the UK: 00-800-4664-7000
Call collect: 212-750-5833 (Banks, brokers and others)

Elan Corporation, plc Notice of Annual General Meeting

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Conrad Hotel, Dublin 2, Ireland on Thursday, 26th May 2010 at 10.00am for the purpose of transacting the following business:

AS ORDINARY BUSINESS:

1.	To receive and consider the Financial Statements for the year ended 31 December 2010 together with the Reports of the Directors and Auditors thereon.

2.	To elect Mr. Robert Ingram who retires from the Board in accordance with the Articles of Association.

3.	To re-elect Mr. Giles Kerr who retires from the Board by rotation in accordance with the requirements of the Articles of Association.

4.	To re-elect Mr. Kieran McGowan who retires from the Board by rotation in accordance with the requirements of the Combined Code.

5.	To re-elect Mr. Kyran McLaughlin who retires from the Board in accordance with the requirements of the Combined Code.

6.	To re-elect Dr. Dennis Selkoe who retires from the Board in accordance with the requirements of the Combined Code.

7.	To authorise the Directors to fix the remuneration of the Auditors.

AS SPECIAL BUSINESS:

To consider and, if thought fit, pass the following resolutions:

As an Ordinary Resolution

8.	That the Directors be and are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on 25th May 2016 unless previously renewed, varied or revoked by the Company in general meeting. Provided however, that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

As Special Resolutions

9.	That, subject to the passing of Resolution 8 in the Notice of the Meeting, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot securities (as defined in Section 23 of that Act) for cash pursuant to the authority conferred by the said Resolution 8 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that the power conferred by this Resolution shall (i) expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 25th August 2012 unless previously renewed, varied or revoked and (ii) the amount of such allotment shall not exceed 30 million shares. The Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

Elan Corporation, plc Notice of Annual General Meeting

10.	That, subject to the provisions of the Companies Act, 1990 (the “1990 Act”) and, in particular, Part XI thereof, the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and is hereby generally authorised to make market purchases (as defined by Section 212 of the 1990 Act) of shares of any class of the Company (“Shares”) on such terms and conditions and in such manner as the Directors may from time to time determine but subject to the provisions of the 1990 Act and the following restrictions and provisions:

(a)	that the minimum price which may be paid for any Shares shall be the nominal value thereof;

(b)	the maximum price which may be paid for any Share (a “Relevant Share”) shall be the higher of the nominal value thereof and an amount equal to 105 per cent of the average of the relevant prices of the Shares of the same class as the Relevant Share in respect of each of the five Trading Days immediately preceding the day on which the Relevant Share is purchased;

(c)	the aggregate nominal value of the Shares purchased under this resolution must not exceed 15 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(d)	for the purposes of this Resolution the following expressions have the following meanings:

(i)	“Relevant Price” means in respect of any Trading Day, the closing price on the Exchange of a Share of the same class as the Relevant Share for such Trading Day;

(ii)	The “Exchange” means the Irish Stock Exchange Limited or any successor or successors thereof and;

(iii)	“Trading Day” means a day on which trading has taken place on the Exchange in Shares of the same class as the Relevant Share.

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 25th November 2012, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

11.	That, subject to the provisions of the Companies Act, 1990 (the “1990 Act”) including, in particular, Part XI thereof, for the purposes of Section 209 of the 1990 Act the re-issue price range at which any treasury shares (as defined by Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a)	the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent of the Relevant Price; and

(b)	the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95 per cent of the Relevant Price; provided that no treasury share shall be re-issued at less than the nominal value thereof.

For the purposes of this resolution the following expressions have the following meanings:

(i)	“Relevant Price” means the average of the closing prices on the Exchange of a Share of the same class as the treasury share which is to be re-issued for the five Trading Days immediately preceding the day on which the treasury share is to be re-issued;

(ii)	The “Exchange” means the Irish Stock Exchange Limited or any successor or successors thereof; and

(iii)	“Trading Day” means a day on which trading has taken place on The Exchange in Shares of the same class as the treasury shares which are to be re-issued.

Elan Corporation, plc Notice of Annual General Meeting

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 25th November 2012, unless previously varied or renewed in accordance with the provisions of Section 209 of the 1990 Act.

12.	That a general meeting of the Company, other than an Annual General Meeting or a meeting for the passing of a special resolution, may be called on not less than fourteen clear days’ notice.

Dated 15th April 2011

By Order of the Board

William Daniel
Secretary

Treasury Building,
Lower Grand Canal Street,
Dublin 2, Ireland

Elan Corporation, plc Notice of Annual General Meeting